EXHIBIT 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES FOR THE KROGER CO. AND CONSOLIDATED SUBSIDIARY COMPANIES FOR THE FIVE FISCAL YEARS ENDED JANUARY 31, 2015

	January 31, 2015 (52 weeks)	February1, 2014 (52 weeks)	February2, 2013 (53 weeks)	January 28, 2012 (52 weeks)	January 29, 2011 (52 weeks)
Earnings:
Earnings before tax expense	$2,649	$2,282	$2,302	$843	$1,734
Fixed charges	896	797	823	794	826
Capitalized interest	(5)	(5)	(3)	(6)	(7)

Pre-tax earnings before fixed charges	$3,540	$3,074	$3,122	$1,631	$2,553

Fixed charges:
Interest	$493	$448	$465	$441	$455
Portion of rental payments deemed to be interest	403	349	358	353	371

Total fixed charges	$896	$797	$823	$794	$826

Ratio of earnings to fixed charges	4.0	3.9	3.8	2.1	3.1